Exhibit 99.1

GDS Announces Results of Annual General Meeting of Shareholders

SHANGHAI, China, August 6, 2020 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it held its Annual General Meeting of Shareholders (“2020 AGM”) on August 6, 2020. Each of the ordinary resolutions submitted to the shareholders for approval at the 2020 AGM has been approved.

Specifically, the shareholders of the Company passed ordinary resolutions approving:

1.                      Re-election of Mr. Gary J. Wojtaszek as a director of the Company;

2.                      Re-election of Mr. Satoshi Okada as a director of the Company;

3.                      Confirmation of the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2020;

4.                      Amendment to Section 3(a) of the 2016 Equity Incentive Plan of the Company (the “ESOP Amendment”) as follows:

“Subject to the provisions of Section 9 and paragraph (b) of this Section 3, the maximum number of Shares which may be issuable pursuant to Awards under the Plan is 56,707,560 Shares, provided, however, that the maximum number of unallocated Shares which may be issuable pursuant to Awards under the Plan shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the Plan remains in effect to three percent (3%) of the then total issued and outstanding Shares of the Company, if and whenever the unallocated Shares which may be issuable pursuant to Awards under the Plan account for less than one and half percent (1.5%) of the then total issued and outstanding Shares of the Company, provided further that solely for the fiscal year 2020, the increase of the unallocated Shares which may be issuable pursuant to Awards under the Plan will be given effect as of the date of the approval by the shareholders at the annual general meeting (but calculated based on the total issued and outstanding shares of the Company as of January 1, 2020).”

5.                      Authorization of the Board of Directors of the Company to allot or issue, in the 12-month period from the date of the Meeting, ordinary shares or other equity or equity-linked securities of the Company up to an aggregate twenty per cent. (20%) of its existing issued share capital of the Company at the date of the Meeting, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company); and

6.                     Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited